SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Publicly Traded Company
CNPJ: 06.164.253/0001-87
NIRE: 35300314441

NOTICE

GOL ORDERS TWO NEW BOEING 737-800 NG AIRCRAFT

São Paulo, Brazil, July 19, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Latin America’s only low-cost, low-fare airline, today announced that it is moving forward with plans to acquire new airplanes. The Company ordered two new Boeing 737-800 aircraft from the North American manufacturer for a scheduled delivery in July 2006.

The aircraft purchase is further to an agreement signed by GOL in May of this year, for the acquisition of up to 43 737-800 Next Generation aircraft, 15 of which are firm orders, and 28 of which are purchase options. By exercising its purchase option in respect to these two aircraft, GOL is increasing its total number of firm orders to a total of 17 aircraft, which will be delivered between 2006 and 2009. The transaction involving the firm order and purchase option aircraft is valued at approximately R$ 3.1 billion.

According to David Barioni Neto, Vice President -Technical of GOL, substituting the rented fleet with aircraft owned by GOL is designed to reduce operating expenses and increase the net income margin of GOL. “The Boeing 737 NG is the best type of aircraft for GOL’s business model. The cost-benefit ratio supports GOL’s dedication to its low-cost, low-fare model,” stated Mr Barioni.

One of GOL’s most important characteristics is its low-cost philosophy and the standardization of its fleet. With this in mind, GOL has considerable advantages in using the Boeing’s 737 family of aircraft, which has unprecedented commonality in the aircraft industry. By opting to standardize its fleet, the Company has been able to optimize maintenance and pilot training expenses.

Captain Barioni also stated that aside from other operating advantages the new aircraft will be more comfortable for GOL’s passengers. The Boeing 737 NGs will have 177 seats and a pitch of 32cm (space between each seat).

For additional media information, please contact:

Gavin Anderson & Company, New York
Mayura James-Hooper, 212-515-1978
e-mail: mjames@gavinanderson.com

For investor relations information, please access www.voegol.com.br (investor relations section), e-mail: ri@golnaweb.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.